Exhibit 99.3

API ADVISORY BOARD

The Audience Productions Advisory Board provides guidance on film-related activities and the strategic direction of the company. As it relates to the film “Lydia Slotnick Unplugged,” the Board helped us evaluate the project and determine the budgetary information found in the “USE OF PROCEEDS” Section of the Registration Statement on Form S-1, provided us with input on the selection of the screenplay, and assisted us in the calculation of the Production Management Fee. The board consists of the following members:

•	John W. Comerford. John is a writer and producer of independent film and media. He co-wrote and co-produced the award-winning film, Around the Fire, which was well received both here and abroad. Around the Fire was distributed by Showtime, Starz, Encore, Hollywood Video, the Cannes Film Market, the Seattle International Film Festival, the South by Southwest Film Festival, and EuroArts. John is currently producing a documentary on the future of jazz called Icons Among Us: jazz in the present tense. Other current film projects include You Don’t Know About Me, a novel retelling of the Adventures of Huckleberry Finn, and The Wild, a supernatural thriller spun out of the mythologies of the Pacific Northwest.

John is President of Paradigm Studio, a film and television production company with offices in Seattle and Los Angeles. He attended The University of Colorado at Boulder and graduated with a double major in film studies and psychology. He then went on to attend the National Broadcasting School and received an advanced technical degree, graduating as valedictorian.

•	Eugene Mazzola. Eugene is a producer, production manager, and assistant director of feature films and national TV commercials. He has over 25 feature film credits, many of them award-winning projects at film festivals around the world. His most recent credits include Executive Producer and Assistant Director of End of the Spear, which was filmed in the jungles of Panama. Prior to that project, he was Assistant Director of the critically acclaimed What the Bleep Do We Know.

Eugene and his wife, Zita co-own Bridge Productions, a company that provides production services to film and TV commercial companies filming in Washington and Oregon. For nine years, Eugene owned and operated The Cine Companies, which was the largest motion picture equipment company on the West Coast outside of Los Angeles.

Eugene taught film production at the University of Washington for six years and served on the Advisory Board of the Film and Video Program at the University of Washington for over ten years. He is a member of the Producers Guild of America, Directors Guild of America, and Screen Actors Guild.

•	Geof Miller. Geof has over 20 years experience in screenwriting and film production with credits including Shredder and DeepStar Six. He currently works as a story development consultant for Vulcan Productions where his credits include Hard Candy and Bickford Schmeckler’s Cool Ideas. He also teaches screenwriting at the University of Washington.

Geof was the cameraman on the award-winning independent feature Before and After, a writer of Hugh Hefner’s autobiography and wrote the videogame Hellbender for Microsoft. He studied film production at USC and is a member of the Writers Guild of America West. He was also a past President of the Seattle branch of the Independent Feature Project and was a founding member of the Northwest Screenwriters Guild.

•	Otto Pijpker. Otto brings more than 15 years of PR and communications experience to Audience Productions. After a stint as a sports editor in the Netherlands, he held a number of PR positions in various industries including healthcare, insurance, software and consumer products.

Otto has worked at several startups, the public relations agency Waggener Edstrom and Intel Corporation. Currently, he serves as a Director of Public Relations for Microsoft Corporation.

A consummate independent film enthusiast, Otto has worked on several projects in the film industry. He served as PR advisor for Dreamscape LLC’s 2004 release of A Foreign Affair as well as its recent reality TV series The Interior.

Otto holds a B.A. in public relations from Central Washington University, where he received Honorable Mention All-American honors in basketball. He also attended the Kampen School for Journalism in the Netherlands.